Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

Hadron Energy Unveils Distinguished Board of Directors to Lead the Company Following the deSPAC with GigCapital7 Into Proposed $1.2B Public Listing

Figure 1: Hadron Energy’s Designated Nominees for its Seven-Member Board of Directors (BOD) Including

Ralph Hunter, Robert Lewis, Dr. Avi Katz, Samuel Gibson, Bryan Timm, Dr. Raluca Dinu, and Ambassador

Adrian Zuckerman From Left to Right

New York, NY — Hadron Energy, Inc. (“Hadron”) proudly announces the designated nominees for its seven-member Board of Directors (BOD), a leadership body composed of some of the most accomplished figures in nuclear energy, public policy, advanced technology, regulatory governance, and public-company operations. Designated ahead of Hadron’s proposed $1.2 billion public listing through its definitive business combination with GigCapital7 Corp. (Nasdaq: GIG), the BOD brings together unmatched expertise essential for guiding America’s next generation of nuclear deployment.

This distinguished BOD represents a rare concentration of experience: former U.S. diplomatic leadership, decades of NRC executive oversight, global nuclear project development, semiconductor and advanced-technology public-company building, Fortune 500 operational and financial governance, and deep entrepreneurial execution within critical infrastructure markets. Collectively, these directors strengthen Hadron’s position as it advances the Halo Micro-Modular Reactor toward commercial deployment, supporting the surging energy demands of data centers, industrial facilities, and national security installations.

The BOD of the future public Hadron will comprise of the following members that will serve on the various BOD committees noted below:

Dr. Avi Katz – As an Independent Director, Executive Chairman of the BOD, and member of the Compensation and Nominating and Corporate Governance Committees

Founder and Managing Partner of GigCapital Global, a serial issuer of Private-to-Public Equity (PPE)™ companies, one of the most experienced technology and public-company builders in the sector, with more than 35 years leading semiconductor and TMT innovation, and fourteen successful Nasdaq and NYSE listings. A Ph.D. in Materials Engineering, a former operating private and public company C-suite executive in various roles with more than 25 years entrepreneurial private and public company Chief Executive Officer and Chairman of the Board experience, which brings unmatched expertise in public-company formation, capital markets, governance, and long-term strategic scaling.

Ambassador Adrian Zuckerman – As an Independent BOD member, Chair of the Nominating and Corporate Governance Committee, and member of the Compensation Committee

Former U.S. Ambassador to Romania between the years of 2018 and 2020, and a seasoned international attorney known for advancing U.S. energy security, foreign investment, and rule-of-law reforms. With decades of legal and policy leadership at the intersection of government, global commerce, and infrastructure, he brings strategic geopolitical insight and strong governance expertise to Hadron’s BOD.

Robert Lewis – As an Independent BOD member, member of the Nominating and Corporate Governance and the Audit Committees

Past senior NRC executive with 32 years of leadership in nuclear safety, security, and emergency preparedness. As NRC Deputy Executive Director for Operations, he oversaw nuclear materials, fuel cycle, waste management, rulemaking, and environmental programs, shaping post-Fukushima reforms and major regulatory modernizations. He now advises industry on licensing and regulatory strategy.

Bryan Timm – As an Independent BOD member, Chair of the Audit Committee and member of the Compensation Committee

Veteran public-company operator and board leader with deep expertise in audit, finance, and large-scale operational transformation. He spent 20 years at Columbia Sportswear (Nasdaq: COLM) as President, COO, and CFO and served nearly two decades on the Umpqua Holdings (Nasdaq: UMPQ) board as Vice Chairman of the Board and Audit Committee Chair. He currently chairs the Audit Committee of GigCapital8 (Nasdaq: GIW) and brings strong capital-markets, governance, and financial-oversight experience to Hadron.

Dr. Raluca Dinu – As an Independent BOD member, Chair of the Compensation Committee and member of the Nominating and Corporate Governance Committee

Semiconductor industry executive and Chief Executive Officer of QT Imaging Holdings (OTCQB:QTIH) with a track record of driving global operations, manufacturing excellence, and cross-border technology integrations. As a Managing Partner at GigCapital Global and former senior executive at IDT International, Renesas and GigPeak/GigOptix, she brings deep operational rigor, compensation-design expertise, and public-company transactional experience to Hadron’s board.

Ralph Hunter – As an Independent BOD member, member of the Audit and Nominating and Corporate Governance Committees

Globally recognized nuclear-industry executive with 35 years of leadership across SMR development, international nuclear projects, and major utility operations. He has served as CEO of Orion Nuclear, President of Constellation Generation Development, Executive Vice President of JExel Nuclear, and a Board Director of Rolls-Royce SMR. He currently leads RC Nuclear Consultants, advising data centers, investors, and developers on licensing, siting, and new-nuclear deployment.

Samuel Gibson – As a Non-Independent BOD member and Chief Executive Officer

Founder & CEO of Hadron and the visionary behind the Hadron Halo Micro-Modular Reactor. He leads the company’s technology development, licensing strategy, commercialization efforts, and growth across the data-center, industrial, and defense sectors. Under his leadership, Hadron entered into a business combination agreement with GigCapital7 to deSPAC in a $1.2B business combination with GigCapital7 and is advancing to become the first publicly traded light-water micro-modular reactor (MMR) company.

“Our Board represents the strongest cross-section of relevant experiences for leading a company in the U.S. nuclear and clean-energy sector today,” said Samuel Gibson, Founder and Chief Executive Officer of Hadron. “Each director brings unmatched operational, regulatory, government or financial expertise that will guide Hadron through its transition to the public markets and accelerate the commercial deployment of the Halo Micro-Modular Reactor across data centers, industrial facilities, and critical infrastructure.”

Hadron’s designation of its BOD composition follows its recently announced $1.2 billion definitive business combination agreement with GigCapital7 Corp. (Nasdaq: GIG), and supports the positioning of Hadron to become the world’s first publicly traded light-water MMR company. Achieving this milestone reinforces Hadron’s positioning at the forefront of the U.S. nuclear industry.

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MW of power, Hadron’s MMR will be smaller, more cost-effective, and faster to deploy than other proposed MMR power solutions. The revolutionary design of Hadron’s MMR allows its reactor core and containment shell to be transportable in a shipping container, providing a versatile deployment model for end users. Whether powering an artificial intelligence data center, remote community, or an industrial hub, Hadron’s MMR is expected to provide a reliable, safe and scalable nuclear energy solution. For more information, please visit https://www.hadronenergy.com/.

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital7 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital7 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GigCapital7’s future financial or operating performance. For example, statements regarding the construction and performance of the Hadron Halo, Hadron’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron MMR; potential relationships or engagements; the outcome of Hadron’s regulatory submissions; and statements regarding the benefits of the business combination between the parties and the anticipated timing of the completion of the business combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron, including the Registration Statement that Hadron and GigCapital7 intend to file in connection with the business combination.

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction will be submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7and Hadron intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination, the prospectus relating to the offer of securities to be issued in connection with the business combination, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GigCapital7 will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents (the “GigCapital7Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GIG’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 16, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GIG shareholders in connection with the business combination will be set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Hadron Energy Investor Center:

https://www.hadronenergy.com/investor-relations

Hadron Energy Media & Investor Contact:

Samuel Gibson

Chief Executive Officer

sgibson@hadronenergy.com

GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com